UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under

Section 13(e) of the Securities Exchange Act of 1934

Sauer-Danfoss Inc.

(Name of the Issuer)

Sauer-Danfoss Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey

Sauer-Danfoss Inc.

2800 E. 13th Street

Ames, Iowa 50010

(515) 239-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

Peter Mirakian III, Esq.

Spencer Fane Britt & Browne LLP

1000 Walnut Street, Suite 1400

Kansas City, Missouri 64106-2140

Telephone:  (816) 292-8158

This statement is filed in connection with (check the appropriate box):

☐                                     a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐                                     b. The filing of a registration statement under the Securities Act of 1933.

☒                                   c. A tender offer.

☐                                     d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$689,845,513.50	$94,094.93

*  The calculation assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), other than Shares owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (collectively, excluding the Company and its subsidiaries, the “Danfoss Group”), at a purchase price of $58.50 per Share, net to the seller in cash. As of February 25, 2013, there were 48,462,518 Shares issued and outstanding, of which 36,629,787 Shares are owned by the Danfoss Group and of which 40,500 Shares are restricted Shares and that cannot be tendered in the offer. As a result, this calculation assumes the purchase of 11,792,231 Shares.

**  The amount of the filing fee, is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001364.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$94,094.93
Form or Registration No.:	Schedule TO (File No. 005-55771)
Filing Party:	Danfoss Acquisition, Inc., a wholly owned subsidiary of Danfoss A/S
Date Filed:	March 15, 2013

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) relates to the offer by Danfoss Acquisition, Inc. (“Merger Sub” or the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Danfoss” or “Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”),that are  not already owned by Parent and its subsidiaries (the “Danfoss Group”) at a price of $58.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated March 15, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement under the cover of Schedule TO by Purchaser with the Securities and Exchange Commission (the “SEC”) on March 15, 2013 (the “Schedule TO”). This Schedule 13E-3 is being filed by the Company, the issuer of the Shares.

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on March 15, 2013 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, Parent and Purchaser has been provided by such person and not by any other person.

SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects

(a)         Purposes.  The information set forth in the Schedule 14D-9 under “Item 7. Purpose of the Transaction and Plans or Proposals” and the information in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(b)         Alternatives.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee—Strategic Alternatives”, and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)          Reasons.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation of the Special Committee”, “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor”, “Item 8. Additional Information—Financial Projections” and “Annex B—Opinion of Lazard Frères & Co. LLC, dated February 28, 2013”, and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(d)         Effects.  The information set forth in the Schedule 14D-9 under “Item 8. Additional Information” and “Annex C: Section 262 of the Delaware General Corporation Law”, and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”, “Special Factors—Section 7—Effects of the Offer and the Merger”, “Special Factors— Section 9—Summary of the Merger Agreement”, “Special Factors—Section 10—Dissenter’s Appraisal Rights; Rule 13e-3”, “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations”, “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations”, “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

Fairness of the Transaction

(a)         Fairness.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(b)         Factors Considered in Determining Fairness.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation of the Special Committee”, “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor”, “Item 8. Additional Information—Financial Projections” and “Annex B—Opinion of Lazard Frères & Co. LLC, dated February 28, 2013”, and the information set forth in Exhibits (c)(2) attached hereto is incorporated herein by reference.

(c)          Approval of Security Holders.  The information set forth in the Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—The Offer” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background”, “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(d)         Unaffiliated Representative.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation of the Special Committee” is incorporated herein by reference.

(e)          Approval of Directors.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Company’s Board of Directors” and “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

(f)           Other Offers.  Not applicable.

Reports, Opinions, Appraisals and Negotiations

(a)-(b)                                      Reports, Opinion or Appraisal; Preparer and Summary of the Report.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer”, “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor”, “Item 8. Additional Information—Financial Projections”, “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex B—Opinion of Lazard Frères & Co. LLC, dated February 28, 2013” and the information set forth in Exhibit (c)(2) attached hereto is incorporated herein by reference.

(c)          Availability of Documents.  Copies of the report, opinion or appraisal referenced in the preceding paragraph will be made available for inspection and copying at the Company’s principal executive offices located at 2800 E. 13th Street, Ames, Iowa 50010, during regular business hours by any stockholder or stockholder representative who has been so designated in writing.

Item 1.    Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.    Subject Company Information

Regulation M-A Item 1002

(a)

Name and Address. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

(b)

Securities. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information—Securities” is incorporated herein by reference.

(c)

Trading Market and Price. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 6—Price Range of the Shares; Dividends” is incorporated herein by reference.

(d)

Dividends. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors— Section 4— Our Position Regarding Fairness of the Transaction”, “Special Factors—Section 9—Summary of the Merger Agreement” , “The Offer—Section 6—Price Range of the Shares; Dividends” and “The Offer—Section 11—Dividends and Distributions” is incorporated herein by reference.

(e)

Prior Public Offerings. None.

(f)

Prior Stock Purchases. None.

Item 3.    Identity and Background of the Filing Person

Regulation M-A Item 1003

(a)

Name and Address. The filing person is the subject company. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information” is incorporated herein by reference.

(b)

Business and Background of Entities. The information set forth in the Offer to Purchase under “The Offer—Section 9. Certain Information Concerning the Purchaser and Parent” is incorporated herein by reference.

(c)

Business and Background of Natural Persons. The information set forth in the Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—Business and Background of the Company’s Directors and Executive Officers” and “Annex A—Business and Background of the Company’s Directors and Executive Officers”, and the information set forth in the Offer to Purchase under “The Offer—Section 9. Certain Information Concerning the Purchaser and Parent” and “Schedule A—Directors and Executive Officers of Parent, the Purchaser and Controlling Stockholder of Parent” is incorporated herein by reference.

Item 4.    Terms of the Transaction

Regulation M-A Item 1004(a) and (c) through (f)

(a)

(1)  Material Terms (Tender Offers).

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 9—Summary of the Merger Agreement” and “Introduction” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Introduction” and “The Offer—Section 10—Source and Amounts of Funds” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How long do I have to decide whether to tender in the offer?”, “Introduction” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv)  The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer—Section 1—Terms of the Offer” and “Special Factors—Section 9—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 3—Procedure for Tendering Shares” and “The Offer—Section 4—Withdrawal Rights” are incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 1—Terms of the Offer”, “The Offer—Section 2—Acceptance for Payment and Payment for Shares” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors— Section 2— Purpose of and Reasons for the Offer; Plans for the Company”, and “Special Factors—Section 13—Interests of Certain Persons in the Offer” is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.(a)

(2) Mergers or Similar Transactions.

(a)(2)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 9—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 9—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee” and the information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction”, “Special Factors—Section 7—Effects of the Offer and the Merger” and “Special Factors—Section 9—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(2)(v) The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors— Section 2— Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors— Section 10— Dissenters’ Appraisal Rights; Rule 13e-3” and “Special Factors—Section 13—Interests of Certain Persons in the Offer” is incorporated herein by reference.

(a)(2)(vi) Not applicable.

(a)(2)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(c)

Different Terms. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates”, “Item 8. Additional Information” and “Annex C: Section 262 of the Delaware General Corporation Law”, and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors— Section 4—Our Position Regarding Fairness of the Transaction”, “Special Factors—Section 7—Effects of the Offer and the Merger”, “Special Factors—Section 10—Dissenters’ Appraisal Rights; Rule 13e-3”, “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(d)

Appraisal Rights. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information” and “Annex C: Section 262 of the Delaware General Corporation Law”, and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 10—Dissenters’ Appraisal Rights; Rule 13e-3”, “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” and in the Schedule 14D-9 under “Item 8—Appraisal Rights” and “Annex C: Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(e)

Provisions for Unaffiliated Security Holders. The Company has made no arrangements in connection with the Offer to provide holders of Shares access to its corporate files or to obtain counsel or appraisal services at its expense.

(f)

Eligibility for Listing or Trading. Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) through (c) and (e)

(a)

Transactions. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 11—Transactions and Arrangements Concerning the Shares”, “Special Factors—Section 12—Related Party Transactions” and “Special Factors—Section 13—Interests of Certain Persons in the Offer” is incorporated herein by reference.

(b)-(c)  Significant Corporate Events; Negotiations or Contacts. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements”, “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 7. Purposes of the Transaction and Plans or Proposals”, and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 9—Summary of the Merger Agreement” and “Special Factors—Section 12—Related Party Transactions” is incorporated herein by reference.

(e)

Agreements Involving the Subject Company’s Securities. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 12—Related Party Transactions” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006(b) and (c)(1) through (8)

(b)

Use of Securities. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 7—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)

Plans.

(c)(1) The information set forth in the Schedule 14D-9 under “Item 7. Purpose of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 9—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(2) The information set forth in the Schedule 14D-9 under “Item 7. Purpose of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)(3) The information set forth in the Schedule 14D-9 under “Item 7. Purpose of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”, “Special Factors— Section 9— Summary of the Merger Agreement”, “The Offer—Section 6—Price Range of Shares; Dividends” and “The Offer—Section 11—Dividends and Distributions” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 9—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 7—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 7—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 7—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”,  “Special Factors—Section 2—Purposes and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 7—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)

Purposes. The information set forth in the Schedule 14D-9 under “Item 7. Purpose of the Transaction and Plans or Proposals” and the information in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(b)

Alternatives. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee—Strategic Alternatives”, and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)

Reasons. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee”, “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor”, “Item 8. Additional Information—Financial Projections”and “Annex B—Opinion of Lazard Frères & Co. LLC, dated February 28, 2013”, and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 7—Effects of the Offer and the Merger” is incorporated herein by reference.

(d)

Effects. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information” and “Annex C: Section 262 of the Delaware General Corporation Law”, and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”, “Special Factors—Section 7—Effects of the Offer and the Merger”, “Special Factors— Section 9—Summary of the Merger Agreement,”, “Special Factors—Section 10—Dissenter’s Appraisal Rights; Rule 13e-3”, “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations”, “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations”, “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

Item 8.    Fairness of the Transaction

Regulation M-A Item 1014

(a)

Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(b)

Factors Considered in Determining Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation of the Special Committee”, “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor”, “Item 8. Additional Information—Financial Projections” and “Annex B—Opinion of Lazard Frères & Co. LLC, dated February 28, 2013” and the information set forth in Exhibit (c)(2) attached hereto is incorporated herein by reference.

(c)

Approval of Security Holders. The information set forth in the Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—The Offer” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Background”, “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(d)

Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation— Reasons for the Recommendation of the Special Committee” is incorporated herein by reference.

(e)

Approval of Directors. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation— Recommendation of the Special Committee and the Company’s Board of Directors” and “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

(f)

Other Offers. Not applicable.

Item 9.    Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)-(b)

Reports, Opinion or Appraisal; Preparer and Summary of the Report. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer”, “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor”, “Item 8. Additional Information—Financial Projections”, “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex B—Opinion of Lazard Frères & Co. LLC, dated February 28, 2013” and the information set forth in Exhibit (c)(2) attached hereto is incorporated herein by reference.

(c)

Availability of Documents. Copies of the report, opinion or appraisal referenced in this Item 9 will be made available for inspection and copying at the Company’s principal executive offices located at 2800 E. 13th Street, Ames, Iowa 50010, during regular business hours by any stockholder or stockholder representative who has been so designated in writing.

Item 10.    Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)

Source of Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 10—Source and Amounts of Funds” is incorporated herein by reference.

(b)

Conditions. Not applicable.

(c)

Expenses. The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.

The following table presents the estimated fees and expenses incurred or to be incurred by the Company in connection with the offer:

Description	Amount to be Paid
Financial advisor fees	$4,250,000
Legal fees and expenses	$2,600,000
Special Committee Fees	$240,000
Miscellaneous expenses	$200,000
Total	$7,290,000

(d)

Borrowed Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 10—Source and Amounts of Funds” is incorporated herein by reference.

Item 11.    Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)-(b)  Ownership of Securities; Securities Transactions. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and Its Executive Officers, Directors and Affiliates” and “Item 6. Interest in Securities of the Subject Company”, and the information set forth in the Offer to Purchase under “Introduction”, “Special Factors—Section 11—Transactions and Arrangements Concerning the Shares” and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation

Regulation M-A Item 1012(d) and (e)

(d)

Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Intent to Tender” and the information set forth in the Offer to Purchase under “Introduction”, “Special Factors—Section 11—Transactions and Arrangements Concerning the Shares” and “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” is incorporated herein by reference.

(e)

Recommendations of Others. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Company’s Board of Directors” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee”, and the information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” is incorporated herein by reference.

Item 13.    Financial Statements Consideration

Regulation M-A Item 1010(a) through (b)

(a)

Financial Information. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2012 and December 31, 2011, and the notes thereto, are incorporated herein by reference to “Part II—Item 8—Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 21, 2013. The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference.

(b)

Pro Forma Information. Pro forma financial information is not material to the Offer.

Item 14.    Persons/Assets Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)

Solicitations or Recommendations.  The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference. Reference is further made to the information set forth in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” with respect to the persons employed or retained by Parent and Purchaser.

(b)

Employees and Corporate Assets.  The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 15.    Additional Information

Regulation M-A Item 1011(b) and (c)

(b)

Golden Parachute Payments.  The information set forth in the Schedule 14D-9 under “Item 8. Additional Payments-Golden Parachute Payments” is incorporated herein by reference.

(c)

Other Material Information. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information” and the information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference.

Item 16.    Exhibits

Regulation M-A Items 1016(a) through (d), (f) and (g)

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 15, 2013 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(G)	Form of summary advertisement, published on March 15, 2013, in the Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO).

(a)(5)(A)

Letter dated November 28, 2012 to the Board of Directors of the Company (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by the Purchaser and Parent with the SEC on November 28, 2012).

(a)(5)(B)	Press Release of Parent on November 28, 2012 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the SEC on November 28, 2012).

(a)(5)(C)

Joint press release issued by the Company and Parent, dated March 1, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 3, 2013).

(a)(5)(D)	Press Release of Parent, dated March 15, 2013 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO).

(a)(5)(E)

Complaint of C. David Schacher against Jørgen M. Clausen, Niels B. Christiansen, Eric Alstrom, Kim Fausing, Richard J. Freeland, Per Have, William E. Hoover, Jr., Johannes F. Kirchhoff, Anders Stahlschmidt, Steven H. Wood, Danfoss Acquisition, Inc. and Sauer-Danfoss Inc., filed in the Court of Chancery in the State of Delaware, dated March 8, 2013 (incorporated by reference to Exhibit (a)(5)(v) of the Schedule TO)

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company with the SEC on March 15, 2013).

(a)(2)(B)	Letter, dated March 15, 2013, to the stockholders of the Company (incorporated by reference to Exhibit (a)(1)(H) of the Schedule 14D-9).

(a)(2)(C)	Letter, dated March 15, 2013, to Participants in the Company’s Employees’ Savings Plan (incorporated by reference to Exhibit (a)(1)(H) of the Schedule 14D-9).

(a)(2)(D)

Questions & Answers to Participants in the Company’s Employees’ Savings Plan Regarding the Impact of the Agreement and Plan of Merger And Tender Offer on Sauer-Danfoss Inc. Stock Fund (incorporated by reference to Exhibit (a)(1)(I) of the Schedule 14D-9).

(c)(1)	Opinion of Lazard Frères & Co. LLC, dated February 28, 2013 (incorporated by reference to Exhibit (a)(3) to the Schedule 14D-9).

(c)(2)	Presentation to the Special Committee by Lazard, dated February 28, 2013, 2013.

(d)(1)

Agreement and Plan of Merger, dated as of March 1, 2013, by and among Danfoss, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 3, 2013).

(d)(2)

Credit Agreement dated as of November 9, 2009 by and between Sauer-Danfoss Inc. and Danfoss (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2010).

(d)(3)

The Amended and Restated Credit Agreement dated as of September 7, 2010 by and between Danfoss and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on September 9, 2010).

(d)(4)	The Loan Agreement dated as of August 18, 2011 by and between Danfoss and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed on November 3, 2011).

(d)(5)

The Executive Employment Agreement with Kenneth D. McCuskey dated December 15, 2008 and effective December 31, 2008 (incorporated by reference to Exhibit 10.1(u) to the Company’s Form 10-K filed on March 24, 2009).

(d)(6)

The Employment Contract dated April 6, 2009 and effective as of May 1, 2009 by and between Sauer-Danfoss GmbH & Co. OHG and Jesper V. Christensen (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed on May 6, 2009).

(d)(7)

The Change in Control Agreement between Sauer-Danfoss (US) Company Inc. and Charles K. Hall dated March 8, 2004 (incorporated by reference to Exhibit 10.1(x) of the Company’s Form 10-K filed on March 4, 2010).

(d)(8)

The First Amendment to the Change in Control Agreement between Sauer-Danfoss (US) Company and Charles K. Hall dated December 20, 2008 (incorporated by reference to Exhibit 10.1(y) of the Company’s Form 10-K filed on March 4, 2010).

(d)(9)	The Employment Contact effective as of May 1, 2011 by and between Sauer-Danfoss ApS and Helge Joergensen (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed on August 4, 2011).

(d)(10)

The Employment Contract dated as of August 30, 2012 by and between Sauer-Danfoss GmbH and Co. OHG and Eric Alstrom (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed on October 25, 2012).

(d)(11)	The Employment Contract dated as of February 14, 2013 by and between Sauer-Danfoss GmbH and Co. OHG and Thomas Kaiser (incorporated by reference to Exhibit (e)(11) to the Schedule 14D-9).

(d)(12)

The sections titled “Security Ownership of Certain Beneficial Owners and Management,” “Governance of the Company,” “Executive Compensation,” “Summary Compensation Table,” “Grants of Plan-Based Awards Table,” “Summary Compensation And Grants Of Plan-Based Awards Narrative,” “Potential Payments Upon Termination or Change of Control,” “Director Compensation Table” and “Director Compensation Narrative” contained in the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 27, 2012, are incorporated herein by reference.

(d)(13)

The Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan, filed as Exhibit 10.1(p) to Amendment No. 1 to the Company’s Form S-1 Registration Statement filed on April 23, 1998 and incorporated herein by reference.

(d)(14)

The Amendment, effective May 3, 2000, to the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan referred to in Exhibit (d)(13) above (incorporated by reference to Exhibit 10.1(v) to the Company’s Quarterly Report on Form 10-Q filed on August 16, 2000).

(d)(15)

The Amendment to the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan, referred to in Exhibit (d)(13) above, effective December 4, 2002 (incorporated by reference to Exhibit 10.1(bd) to the Company’s Annual Report on Form 10-K filed on March 12, 2003).

(d)(16)

The Second Amendment to Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan referred to in Exhibit (d)(13) above (incorporated by reference to Exhibit 10 to the Company’s Current Report on Form 8-K filed on August 24, 2006).

(d)(17)

The Sauer-Danfoss Inc. Deferred Compensation Plan for Selected Employees dated December 9, 2003 (incorporated by reference to Exhibit 10.1(bk) to the Company’s Annual Report on Form 10-K filed on March 15, 2004).

(d)(18)

First Amendment to the Sauer-Danfoss Inc. Deferred Compensation Plan for Selected Employees, effective December 31, 2005 (incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 8-K filed on December 7, 2005).

(d)(19)

The Sauer-Danfoss Inc. Supplemental Executive Savings & Retirement Plan (As Amended and Restated Effective as of January 1, 2008) (incorporated by reference to Exhibit 10.1(ao) to the Company’s Annual Report on Form 10-K filed on March 24, 2009).

(d)(20)

The First Amendment to the Sauer-Danfoss Inc. Supplemental Executive Savings & Retirement Plan (as Amended and Restated Effective January 1, 2008) (incorporated by reference to Exhibit 10.1(ac) to the Company’s Annual Report on Form 10-K filed on February 21, 2013).

(d)(21)

The Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees (As Amended and Restated Effective as of January 1, 2008) (incorporated by reference to Exhibit 10.1(ar) to the Company’s Annual Report on Form 10-K filed on March 24, 2009).

(d)(22)

The First Amendment to the Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees and U.S. Nonemployee Directors (as Amended and Restated Effective January 1, 2008), (incorporated by reference to Exhibit 10.1(ae) to the Company’s Annual Report on Form 10-K filed on February 21, 2013).

(d)(23)

The Second Amendment to the Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees and U.S. Nonemployee Directors (as Amended and Restated Effective January 1, 2008), (incorporated by reference to Exhibit 10.1(af) to the Company’s Annual Report on Form 10-K filed on February 21, 2013).

(d)(24)	The Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement filed on April 24, 2006).

(d)(25)	The Sauer-Danfoss Inc. Final Average Pay Supplemental Retirement Benefit Plan (incorporated by reference to Exhibit 10 to the Company’s Current Report on Form 8-K filed on September 17, 2007).

(d)(26)

The First Amendment to the Sauer-Danfoss Inc. Final Average Pay Supplemental Retirement Benefit Plan (as Amended and Restated Effective January 1, 2008) (incorporated by reference to Exhibit 10.1(ak) the Company’s Annual Report on Form 10-K filed on February 21, 2013).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Schedule 14D-9)

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SAUER-DANFOSS INC.

	By:	/s/ Kenneth D. McCuskey
Name: Kenneth D. McCuskey
Title: Vice President and Chief Accounting Officer

Dated: March 15, 2013